Exhibit 12.1

Nexeo Solutions Holdings, LLC and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented ($ in thousands):

	Successor		Predecessor
	Year Ended December 31, 2012(1)	For the Period from November 4, 2010 (inception) to September 30, 2011(2)	Six Months Ended March 31, 2011	Fiscal Year Ended September 30,
				2010	2009	2008
Income (loss) before income taxes	$(1,344)	$(77,379)	$40,376	$55,869	$53,074	$56,493

Add:
Fixed charges	46,892	25,555	525	892	1,067	1,469

Total adjusted earnings (loss)	$45,548	$(51,824)	$40,901	$56,761	$54,141	$57,962

Fixed charges:
Interest expense	$38,793	$21,710	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to debt	6,560	3,188	—	—	—	—
Interest within rental expense	1,539	657	525	892	1,067	1,469

Total fixed charges	$46,892	$25,555	$525	$892	$1,067	$1,469

Ratio of earnings to fixed charges	—	—	77.91	63.63	50.74	39.46

(1)	For the year ended September 30, 2012, our earnings were insufficient to cover our fixed charges by $1.3 million.
(2)	For the period from November 4, 2010 (inception) to September 30, 2011, our earnings were insufficient to cover our fixed charges by $77.4 million.